Exhibit 21.1

Subsidiaries of the Company.

The Company is the owner of 100% of the voting power of the following subsidiaries, each of which is included in the consolidated financial statements of the Company:

Wholly Owned Subsidiary and Business Name	State or Other Jurisdiction of Incorporation or Organization

Domestic

Ronson Consumer Products Corporation	New Jersey
Ronson Aviation, Inc.	New Jersey

Foreign

Ronson Corporation of Canada Ltd.	Canada

The Company also holds 100% of the voting power of two additional subsidiaries which are included in its consolidated financial statements and which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.